Exhibit 99.1

Technical Report
Greenhills Operations
Submitted to:
Elk Valley Coal Corporation and
Fording Canadian Coal Trust and
Teck Cominco Limited
Date:
March 13, 2008
Norwest Corporation
Suite 2700, 411 – 1st Street, S.E.
Calgary, Alberta
T2G 4Y5
Tel:     (403) 237-7763
Fax:     (403) 263-4086
Email  calgary@norwestcorp.com
www.norwestcorp.com

Author:	Craig Acott, P. Eng.
Geoff Jordan, P. Geol.
Ted Hannah, P. Geol.

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1	TITLE PAGE
Technical Report
Greenhills Operations
Submitted to:
Elk Valley Coal Corporation and
Fording Canadian Coal Trust and
Teck Cominco Limited
Date:
March 13, 2008
Norwest Corporation
Suite 2700, 411 – 1st Street, S.E.
Calgary, Alberta
T2G 4Y5
Tel:     (403) 237-7763
Fax:      (403) 263-4086
Email  calgary@norwestcorp.com
www.norwestcorp.com

Author:	Craig Acott, P. Eng.
Geoff Jordan, P. Geol.
Ted Hannah, P. Geol.

1-1

2	TABLE OF CONTENTS

1	TITLE PAGE		1-1

2	TABLE OF CONTENTS		2-1

3	SUMMARY		3-1

4	INTRODUCTION		4-1

	4.1	Disclaimer	4-1

5	RELIANCE ON OTHER EXPERTS		5-1

6	PROPERTY DESCRIPTION AND LOCATION		6-1

7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		7-1

8	HISTORY		8-1

9	GEOLOGICAL SETTING		9-1

	9.1	Stratigraphy	9-1

	9.2	Structural Geology	9-2

10	DEPOSIT TYPES		10-1

11	MINERALIZATION		11-1

12	EXPLORATION		12-1

13	DRILLING		13-1

14	SAMPLING METHOD AND APPROACH		14-1

15	SAMPLE PREPARATION, ANALYSES AND SECURITY		15-1

16	DATA VERIFICATION		16-1

17	ADJACENT PROPERTIES		17-1

18	MINERAL PROCESSING AND METALLURGICAL TESTING		18-1

	18.1	Coal Quality and Processing	18-1

	18.2	Coal Quality of the Mine	18-1

19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		19-1

	19.1	Approach	19-1

	19.2	Areas Addressed	19-2

	19.3	Classification	19-2

	19.4	Coal Resource Estimation	19-3

	19.5	Coal Reserve Estimation	19-4

20	OTHER RELEVANT DATA AND INFORMATION		20-1

21	INTERPRETATION AND CONCLUSIONS		21-1

22	RECOMMENDATIONS		22-1

23	REFERENCES		23-1

24	DATE AND SIGNATURE PAGE		24-1

25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		25-1

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25.1	Mine Operations	25-1

25.2	Extraction	25-2

25.3	Markets	25-2

25.4	Contracts	25-3

25.5	Environmental Considerations	25-4

25.6	Taxes	25-4

25.7	Capital And Operating Cost Estimates	25-5

25.8	Economic Analysis	25-5

25.9	Payback	25-5

25.10	Mine Life	25-6

26	ILLUSTRATIONS	26-1

List of Tables

Table 3.1	Coal Resource Summary (Inclusive of Reserves)	3-2

Table 3.2	Coal Resource Summary (Inclusive of Reserves)	3-3

Table 3.3	Clean Coal Reserve Summary	3-3

Table 6.1	Greenhills Coal Licenses	6-2

Table 6.2	Greenhills Crown Grants	6-2

Table 6.3	Greenhills operating Permits	6-3

Table 13.1	Greenhills Exploration Drilling	13-1

Table 19.1	Coal Resource Summary (Inclusive of Reserves)	19-3

Table 19.2	Coal Resource Summary (Inclusive of Reserves)	19-4

Table 19.3	Clean Coal Reserve Summary	19-5

List of Figures

Figure 4-1	Location Map	Section 26

Figure 6-1	Coal Ownership Map	Section 26

Figure 9-1	Stratigraphic Table	Section 26

Figure 9-2	Coal Zone Stratigraphic Column	Section 26

Figure 9-3	Typical Cross Section	Section 26

Figure 19-1	Coal Reserve and Resource Areas	Section 26

Figure 25-1	Mining Areas Long Range Plan	Section 26

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3	SUMMARY

In January, 2008, Elk Valley Coal Corporation (EVCC) commissioned Norwest to prepare a Technical Report for the Greenhills Operation, one of five EVCC operating properties in Southern British Columbia. The Greenhills Operation is located six km northeast of Elkford, British Columbia, in the southeast corner of the province.

EVCC is a Canadian coal mining, exploration and development company headquartered in Calgary, Alberta. Ownership interests in EVCC consist of 100% ownership by Elk Valley Coal Partnership which, in turn, is controlled 60% by Fording Canadian Coal Trust and 40% by Teck Cominco Limited. Fording Canadian Coal Trust and Teck Cominco Limited are listed on both the Toronto Stock Exchange and the New York Stock Exchange: Fording Canadian Coal Trust (TSX:FDG.UN / NYSE: FDG) and Teck Cominco Limited (TSX: TEK.MV.A / TEK.SV.B / NYSE: TCK).

Greenhills is a joint venture owned 80% by the Elk Valley Coal Partnership and 20% by Posco Canada Ltd. The mine equipment and coal preparation plant are owned by the Partnership in proportion to their respective joint venture interests. EVCC has a right to 80% of all coal mined at the Greenhills Mine from certain defined lands until termination of the Greenhills Joint Venture Agreement.

Within the Greenhills operation, the coal-bearing Cretaceous Mist Mountain Formation has been folded into major synclinal structures, with associated faulting. The Mist Mountain in this area contains nine major and sixteen minor seams, numbered in ascending order. In the Cougar pit areas, the 010 Seam exhibits significant thickening, some of it fault-induced, and makes up about 46% of the total reserves. Greenhills currently produces two metallurgical coal blends: a premium (817) and a standard (819) blend. The main component of the premium blend is the 100 seam, and 070 seam forms the main component of the standard blend.

Exploration work done on the property has been extensive over the years, with nearly 4,600 holes drilled. Historically most of the exploration drilling has been done with reverse circulation rotary drills along with a small amount of diamond core drilling. In addition, adits were driven into seams for bulk sampling and washability analysis. Reverse circulation drillhole samples are collected in 0.5m increments and analyzed in the Greenhills Lab using ASTM-equivalent methods.

For this 2008 report, in order to supplement previous work, a total of twenty-four representative exploration drill hole files, on four random cross-section lines, were selected to evaluate the quality of the geological data generated and the extent to which exploration information was

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interpreted and recorded from downhole sources. A random selection of geophysically-logged blast hole files were also examined.

Coals in the Greenhills operation are ranked Medium to High Volatile Bituminous and are generally utilized as metallurgical coal in the steel industry. On site coal processing facilities produce a variety of clean coal products that are generally blended with other EVCC coals for export markets.

Based on information provided by EVCC:
o	The average Raw Feed Ash is 24.4%

o	The average Yield is 69.1%

o	The Density used for volume calculations is 1.45 g/cc

o	The coal rank ranges from 0.91 – 1.20 RoMax

o	The volatile matter (VM cc adb) ranges from 32 – 22%

The practices of GSC 88-21 specify that resources be reported inclusive of the coal reserves based on the idea that reserves are simply a special class of resources. This is illustrated on Page 8 of that document.

Table 3.1
Greenhills Operations
Coal Resource Summary (ktonnes)
[Inclusive of Reserves as per GSC 88-21]

Area	Astm Group	In-Place Coal Resources
		(KTONNES)
		Measured	Indicated	Inferred
Cougar Pits		98,088	322,839	261,969
Crow Ridge	Bituminous	10,987	1,483	158,020
Ewin Creek		0	0	249,384
Total		433,397		669,373

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NI 43-101, however, also provides for the separate reporting of Reserves and Resources and this procedure is commonly followed for many mineable deposits. Table 3.2 thus shows Resources presented in this manner, exclusive of Reserves.

Table 3.2
Greenhills Operations
Coal Resource Summary (KTONNES)
[Exclusive of Reserves]

Area	astm Group	In-Place Coal Resources
		(KTONNES)
		Measured	Indicated	Inferred
Cougar Pits		0	297,400	261,969
Crow Ridge	Bituminous	5,280	0	158,020
Ewin Creek		0	0	249,384
Total		302,680		669,373

The surface mineable reserves at the Greenhills Pits, as at December 31, 2007, are estimated to be 88,866 kt. The distribution and classification of the reserves are provided in Table 3.3.
Table 3.3
Greenhills Operations
Clean Coal Reserve Summary (KTONNES)

Area	ASTM Group	Surface Mineable Coal Reserves
		(KTONNES)
		Proven	Probable
Cougar Pits		67,779	16,917
	Bituminous
Crow Ridge		3,310	860
Total		88,866

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The Greenhills Mine is a truck and shovel operation based in the eastern slopes of the Rocky Mountains approximately 300 km southwest of Calgary, Alberta. Four electric cable-shovels are utilized to load overburden and interburden waste into 218 tonne capacity end dump trucks, exposing the steeply dipping coal seams in a series of benches. Before loading, the waste is subject to drilling and blasting, which fragments the rock so that it can be dug by the shovels. The large haul trucks transport the waste to both in-pit and ex-pit dump sites. The coal is loaded by front-end loaders, which receive assistance from bulldozers that push the coal into piles on the bench. The coal is delivered to a hopper by large haul trucks, where it is transported to the processing plant. The completed pits and waste dumps are reclaimed in a manner that fulfills requirements set out by law in the Province of British Columbia.

The production forecast going forward is expected to remain steady at 4.2 million tonnes of clean coal (4.125 million for sale, 75,000 tonnes for dryer burn) through 2028.

Greenhills coking coal is delivered to customers on five continents. The majority of the coal is transported to Vancouver by rail then transferred to ocean vessels which take the coal to its final destination. Coal bound for customers in North America is either transported by rail directly to the customer or to Thunder Bay Terminals in Ontario. In 2006, approximately 98% of the coal produced from the Greenhills Mine was sold in the metallurgical coal market; the remaining 2% was positioned in the thermal market. EVCC blends the coal from Greenhills with coal from its other producing mines in the Elk Valley region in south-eastern BC, prior to delivering the coal to its customers.

The prime market for EVCC’s hard coking coal is the seaborne hard coking coal market. This market is defined by the global nature of international steel-making, the concentration of the quality metallurgical coal deposits in Australia, Canada and the US, and the relative low cost of seaborne transportation. Canadian coal in general, and Greenhill’s coal specifically, is competitive in the seaborne market due to its high quality, its suitability for blending with coking coals from other countries and the desire of steel producers to diversify their supplier base in order to create competition and security of supply.

The terms of the coal supply and coal transportation contracts held by Greenhills and Elk Valley Coal Corporation are confidential in nature. Norwest has reviewed the terms of these agreements with EVCC and can confirm that the costs and pricing utilized in the long range mine plans for the Greenhills Mine is in accordance with these contracts.

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EVCC currently sells the majority of its coal pursuant to evergreen contracts or long-term supply agreements. The evergreen contracts allow for the pricing and volume of coal to be set annually. The long-term contracts specify the volumes to be provided but allow prices to be set annually. EVCC has sought out these types of coal sales contracts to reduce some of the risk associated with sales and production.

The Greenhills Mine is an on-going operation with significant operating history. Annual budget plans, as well as long-range plans are developed on a regular basis. The plans forecast mine waste volumes and coal tonnage as well as project operating and capital mine expenditures on an annual basis. The plans are based on historical and projected equipment operating productivities and costs and are reviewed to ensure that the projected equipment and labour operating hours and associated costs are valid. Included in the planning process is an estimate of the future expected price of Greenhills coal, which is jointly provided by the marketing and finance departments of EVCC. Also, as part of the long range planning process, sensitivity analyses are done to evaluate changes in operating and capital expenditures as well as variations in coal pricing and exchange rates.

Norwest has reviewed the long range mine plans, cost budgets and revenue forecasts developed by the mine and is of the opinion that the planning process meets or exceeds standard industry practises. Norwest is also of the opinion that the planning, costing and pricing criteria and assumptions used in the planning process appear reasonable given the physical, economic and market conditions that the mine is operating within.

Based on its review of the mine planning and budgeting process, plus the revenue forecasting outlook, Norwest can confirm that the on-going planning process described above demonstrates the mine will be economically viable under the present economic conditions for the near term and beyond, assuming present market conditions continue. The Greenhills Mine has a long and successful history of coking coal production and is well positioned for the long term in the competitive market place in which it currently operates.

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4	INTRODUCTION

In January, 2008, Elk Valley Coal Corporation commissioned Norwest to prepare a Technical Report for the Greenhills Operation in Southeast British Columbia, in accordance with National Instrument 43-101. The location of this area is shown on Figure 4-1. The confirmation of documented geology and coal development and the verification of coal reserves for the mine area were completed through data reviews, review of the geologic modeling, reserve verifications, and a site visit. More specifically, the tasks undertaken to complete the review were as follows:

1.
Confirmation of the geological interpretations and their relationship to the raw data was accomplished through random inspection of raw data, the inspection of geological maps and cross-sections and a site visit to the Greenhills Operation where coal seams were observed.

2.	Confirmation of applied geological complexity in terms of resource/reserve reporting classification was accomplished during the review of the geological maps and sections.

3.	Review of the drill hole spacing to confirm adequacy for reported resource/reserve classes was accomplished through the inspection of drill hole location maps.

4.
A previous review of the Greenhills operation has been carried out by Norwest as documented in the June 2001 report titled “Review of Coal Resource and Reserves and Documentation Procedures”. Because the source data and modeling process was reviewed and accepted at that time, a complete review was not repeated as part of this study. For this report, a verification of the model volumes was achieved by comparing modeled values for a given area with an AutoCAD generated volume. The modeling and mining parameters being used were reviewed and deemed appropriate.

The present report is accordingly designed to comply with the requirements of National Instrument 43-101 for reporting of Coal Resources and Reserves. Norwest personnel, who have extensive and varied experience with the coal deposits of western Canada, prepared this report.

4.1	Disclaimer

We certify that we have supervised and carried out the work as described in this report. The report is based on and limited by circumstances and conditions referred to throughout the report and on information available at the time of the site investigation. Norwest Corporation has exercised reasonable skill, care and diligence to assess the information acquired during the preparation of this report. Norwest Corporation believes this information is accurate but cannot

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guarantee or warrant its accuracy or completeness. Information provided by others was believed to be accurate but cannot be guaranteed.

The information presented in this report was acquired, compiled and interpreted exclusively for the purposes described in this report. Norwest Corporation does not accept any responsibility for the use of this report, in whole or in part, for any purposes other than intended or to any third party for use whatsoever.

The accuracy of resource and reserve estimates are, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recoverable.

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5	RELIANCE ON OTHER EXPERTS
This report has been prepared for Elk Valley Coal Corporation (EVCC) by Norwest Corporation. The findings and conclusions are based on data provided by Elk Valley Coal Corporation.

Norwest has relied wholly on the information and data provided by Elk Valley Coal Corporation as the basis for classification and reporting of coal resources and reserves in the mine area. Norwest did not conduct field work, other than site visits, and did not independently drill or complete geophysical logs on drill holes, take samples or subject any coal samples to analysis specific to the preparation of this report. Norwest had previously done an extensive review of the EVCC source data and modeling process and found them to be compliant with the required standards. The work performed by Norwest for this project has reaffirmed those conclusions.

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6	PROPERTY DESCRIPTION AND LOCATION
The Greenhills Operation is located 6 km northeast of Elkford, British Columbia, in the southeast corner of the province.

Greenhills is a joint venture owned 80% by the Elk Valley Coal Partnership and 20% by Posco Canada Ltd. Elk Valley Coal Partnership is controlled 60% by Fording Canadian Coal Trust and 40% by Teck Cominco Limited. Fording Canadian Coal Trust and Teck Cominco Limited are listed on both the Toronto Stock Exchange and the New York Stock Exchange.

The mine equipment and coal preparation plant are owned by the individual partners in proportion to their respective joint venture interests and similarly bear all costs and expenses incurred in operating the Greenhills Mine in proportion to their respective joint venture interests. Posco, pursuant to a property rights grant, has a right to 20% of all coal mined at the Greenhills Mine from certain defined lands until termination of the Greenhills Joint Venture Agreement.

The Greenhills Mine is located within District Lot (D.L.) #4588, which is a Crown grant consisting of 9,864 ha of fee simple land. The Cougar North Extension area is located within District Lots 3422, 3423, and 6635, which are Crown grants consisting of approximately 650 ha of freehold land. Greenhills holds five coal licenses in the Ewin Creek area, namely C.L. Numbers 327805, 327806, 327807, 327808, and 327809. These licenses cover about 1,061 ha. Also, adjacent to the east boundary of D.L. #4588 on Crow Ridge, are coal licenses 328001, 327997, 327998, and 327992, covering about 840 ha. The Greenhills operation licences are shown on Figure 6-1.

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Table 6.1
Greenhills Operations
Coal Licenses

License #	Area (ha)
327805	259
327806	211
327807	259
327808	259
327809	73
Total	1061

Table 6.2
Greenhills Operations
Crown Grants

District Lot Number	Plan Number
4588	Lot 1, Plan 11279
Total	9863.6 ha

Permits for mining operations are current and have been in place since before operations began with the original owner Westar Mining Limited in August 1983, with updates and amendments provided as needed. The mining/reclamation permit C137, was first issued to Fording Coal Limited on December 18, 1992 with the work system approved on January 18, 1993. The exploration permit is included in the C137 permit. The permit was amended May 16, 2003 with updated name change to Elk Valley Coal Corporation. The Cougar Pit Project Approval Certificate #M97-01 was received in April 1997 under the BC Environmental Assessment Act. The approval certificate allows development and mining for the southern portion of the Greenhills Ridge, known as Cougar South pit and related spoils. It is the major area of the long range mining plan for the next 20 years. The explosives permit 226 allows use and storage of explosives at the mine and is administered by BC Ministry of Energy and Mines.

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Operating permits for air, land, water and waste are all currently in place.
Table 6.3
Elk Valley Coal Corporation
Greenhills Operating Permits

Type	License/Permit Number
Effluent	Permit PE 06248
Air Permit	PA 06249
Refuse Landfill Permit	PR 06725
Joint Effluent Permit	PE 06764
Waste Generator/Consignor ID Number	BCG 01612
Water License:	C058256 Greenhills Creek
Water License:	C067613 Thompson Creek
Water License:	C060086 Cataract Creek
Water License:	C063772 Porter Creek (water withdrawal for dust control)
Water License:	C063773 Porter Creek (sediment control)
Water License:	C067547 Fording River
Water License:	C064868002 Swift Creek
Timber Mark:	EAFFP for Greenhills Block includes Managed Forest 27
License to Cut:	L43377 Crown land in Ewin Creek Coal
Managed Forest 27	Ownership of trees by Tembec LTD.

Relationships with regulatory authorities are maintained in good standing.

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7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The means of access to the property is via Highway 43 through Elkford to the Greenhills Mine property. The mine property is approximately 6 km northeast of Elkford. Goods are delivered primarily by transport trucks and occasionally by rail. Employee transportation is provided. Mining personnel are recruited from across Canada with most living in the Elk Valley, within the towns of Elkford, Sparwood or Fernie. The mining and coal processing operations run 24 hours per day, seven days a week, year-round.

The climate is typical for a four season mountain weather environment; continental, cool and humid. The mine is located within the front ranges of the Rocky Mountains. Mining takes place from 1,660 to 2,025 metre elevations. The local vegetation is within the Engelmann spruce – Alpine fir zone.

The surface rights required for all mining operations are held by the company in fee simple.

Water supply for the mine is provided by 3 main deep groundwater wells located in the Fording Valley. In addition, there are 3 backup wells located in the Greenhills watershed area. All of these wells are situated on the property. The process plant recycles approximately 95% of the water used in the coal cleaning process; the make up water is obtained from the wells. Power is supplied by BC Hydro via the BC & Alberta link, known as the Kan-Elk line.

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8	HISTORY

Originally the Greenhills Mine was started as a joint venture of 80% Westar Mining Limited and 20% Posco Canada Ltd. (formerly Pohang Steel Canada Limited). The mine commenced production in August 1983. Production increased and reached a peak of 3.2 million tonnes per year shortly before Westar Mining filed for bankruptcy protection. The mine operated under trusteeship for several months prior to closure of the mine in October 1992. Fording Coal Limited purchased Westar’s portion of the joint venture on December 4, 1992, which resulted in the ownership of 80% Fording Coal Limited and 20% Posco Canada Ltd. The Greenhills Mine re-opened and commenced mining in February 1993, with the first coal shipped in March 1993. Clean coal production in tonnes per year was initially 1.8 million in 1993, steadily increasing to a maximum annual production of 5.0 million tonnes in 2005. Mining was initially started in Cougar 5 and 6 pits until the Cougar North pit and spoils were approved in the spring of 1993. The original processing plant has been expanded from the original annual design capacity of 3 million MTCC per year to about 5.5 million MTCC per year.

Fording Coal Ltd. became an independent, publicly owned company called Fording Inc., in October 2001, following the reorganization of Canadian Pacific Limited.

In January 2003, a multi-party agreement was announced that would see Fording Inc. converted into an income trust and the creation of a coal partnership comprised of Canada’s senior metallurgical coal mining properties, which includes the Greenhills Mine. As a result of this agreement, Elk Valley Coal Corporation now holds 80% of the joint venture, while Posco Canada Ltd. still retains 20% ownership. A more in-depth discussion of the multiparty agreement, which originated in January 2003, is provided in the March 2007, Fording Canadian Coal Trust, Annual Information Form.

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9	GEOLOGICAL SETTING

9.1	Stratigraphy

Greenhills Operation is located 6 km northeast of Elkford, British Columbia, in the southeast corner of the province. The coal bearing formation is the Mist Mountain formation, which is lower Cretaceous in age and encompasses numerous low to high volatile bituminous coal seams. The general stratigraphic succession on the Greenhills property is summarized on the table of Figure 9-1.

The oldest rock strata present on the Greenhills property are the Mississippian Rundle Group carbonates, located on the east side of the Greenhills Range. They are in faulted contact with the Kootenay Group to the west.

The overlying Fernie Formation, of Jurassic age, is mostly shale with some interbedded sandstone and carbonate horizons. The upper portion of the Fernie Formation, known as the Passage Beds, is comprised of shales and sandstones, with the sandstones becoming more dominant upwards. These beds are a conformable transition from marine sediments to the non marine Kootenay Group.

The Morrissey Formation is the basal sandstone unit of the Kootenay Group. It ranges in thickness from 20 m to 80 m. The upper portion, Moose Mountain Member is a prominent marker comprised of quartz-chert sandstone. It forms a prominent cliff along the west side of the Greenhills range. As well, it is found outcropping on the east limb of the Alexander Syncline in the Ewin Creek area and on the west flank of Burnt Ridge to the south. It is in sharp contact with the lowermost bed of the Mist Mountain Formation, which in the area of the Greenhills Mine is a coal seam.

The Mist Mountain Formation is a deltaic sedimentary package of interbedded coal seams, sandstones, siltstones and mudstones. It contains all of the economic coal seams within the Greenhills area. This formation ranges in thickness from 450 m to 650 m.

There is a cap of Elk Formation at the very north end of the property as well as on Burnt Ridge. This formation is commonly a succession of sandstones, siltstones, shales, mudstones, chert pebble conglomerates and sporadic, thin, high volatile bituminous coal seams.

A typical stratigraphic section of the coal bearing formation, the Mist Mountain Formation is shown on Figure 9-2.

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9.2	Structural Geology

Subsequent to deposition, the sediments were involved in the mountain building movements of the late Cretaceous to early Tertiary Laramide orogeny. The major structural features of the Greenhills property are the north-south trending synclines. The Greenhills Syncline contains the active mine operation and plunges gently north with average bedding dips of 25° on the west limb and 55° on the east limb. It is characterized by a number of west dipping thrust faults, near horizontal thrust faults, steep east dipping thrust faults and a number of near vertical east-west trending translational faults. The east limb is truncated by the Erickson Normal Fault. A typical cross section of the Cougar South Pit of the Greenhills Mine can be found in Figure 9-3.

The Alexander Creek Syncline occurs to the east of the Greenhills Range. Crow Ridge and Burnt Ridge are located on the west limb, while Ewin Creek occurs on the east limb of this syncline. Bedding dips on both limbs are relatively steep, ranging from 40 degrees to 60 degrees. West dipping thrust faults occur on the east limb in the Ewin Creek area.

The Erickson Normal Fault, which runs along the eastern crest of the Greenhills Range, is one of the major regional faults. From south to north, this westerly dipping (40° to 70°) normal fault, brings Mist Mountain strata into contact with Rundle, Rocky Mountain, Spray River, Fernie and Morrissey strata. The downthrown block is to the west.

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10	DEPOSIT TYPES

The definition of “Deposit Type” for coal properties is different from that applied to other types of geologic deposits. Criteria applied to coal deposits for the purposes of determination of coal resources and reserves include both “Geology Type” as well as “Deposit Type”. For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range of limiting criteria that may be applied during the estimation of Reserves and Resources.

“Geology Type” for coal deposits is a parameter that is specified in Geological Survey of Canada Paper 88-21, which is a reference for coal deposits as specified in NI 43-101. Coal “Geology Type” is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by “Geology Type” determines the approach to be used for the Resource/Reserve estimation methodology and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal reserve classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. Four classes are provided for that range from the first, “low”, which is for deposits of the Plains type with low tectonic disturbance, to the fourth, “severe”, which is for Rocky Mountains type deposits.

The coal deposits of Greenhills are tectonically the same as those of the Grassy Mountain area and are typical of those for Inner Foothills and Rocky Mountain areas which have been subjected to a relatively high tectonic deformation. Coal deposits of this type are characterized by tight folds, some with steeply inclined or overturned limbs. Fault offsets are common but fault-bounded plates generally retain normal stratigraphic thicknesses. These characteristics suggest that the Grassy Mountain coal deposits should be categorized as “Complex” Geology Type to reflect the geological complexity according to GSC Paper 88-21. Indeed, parts of the Grassy Mountain area are cited as examples of “Complex” Geology Type in Geological Survey of Canada Paper 88-21. Thus Greenhills has been similarly classified in this Geology Type.

“Deposit Type” as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories, which are “surface”, “underground”, “non-conventional”, and “sterilized”.

The Greenhills Mine is a surface mineable deposit.

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11	MINERALIZATION

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy.

The Mist Mountain Formation includes coal seams that are of medium to high volatile bituminous quality. The coal is primarily metallurgical but includes minor amounts of thermal quality along the seam outcrops. The depth of burial ranges from 0 m to 700 m.

Seams can be categorized as major or minor depending upon their thickness and lateral extent. There are nine major and sixteen minor seams. The seams are numbered stratigraphically from the oldest to the youngest in the sequence. A stratigraphic profile including seam nomenclature and thickness is shown on Table 11.1.

Table 11.1
Greenhills Operations
Typical Coal Thickness

Seam No.	Thickness (m)
280	3.2
250	3.5
220	4.0
200	3.0
160	6.5
110	2.5
100	8.0
070	9.0
010	13.0

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12	EXPLORATION

Exploration work done on the property has been extensive over the years, with over 4,500 holes, or 245,000 m drilled. Historically most of the exploration drilling has been done with reverse circulation rotary drills along with a small amount of diamond core drilling. In addition, adits were driven into seams for bulk sampling and washability analysis. Greenhills has developed standardized procedures for designing and executing exploration programs, as well as for sampling the exploration drill holes. These set protocols for conducting this work meet or exceed industry standard practises.

Medium and long-term exploration will continue to focus on the Greenhills Range, to improve seam definition and coal quality predictions well in advance of mining. More exploration will be conducted on Crow Ridge, Burnt Ridge and Ewin Creek prior to these areas being put into production.

Currently most of the exploration and in-pit drilling is reverse circulation rotary drilling with centre sample return. All holes are geophysically logged for gamma-neutron, gamma-density, caliper and hole deviation. Resistivity logs are run if available from the contractor.

Geophysical log data, sample data and driller’s seam picks are used to determine seam intercepts. If geophysical logs are not available, the driller’s picks are used, but with a lower assigned level of confidence. As is the case for design and execution of the exploration programs, Greenhills has a standardized practise for geophysical logging.

Greenhills uses a UTM grid system with truncated coordinate values. All data is recorded with these truncated coordinates. All of the above data, including drillhole collar data, associated seam intercepts, seam quality and deviation survey data are stored in Greenhill’s geological database.

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13	DRILLING

Drilling within the pit areas of the property studied in this report include 4,594 drill holes. Table 13.1 shows the areas in which drilling was conducted and the number completed in each area.
Table 13.1
 Greenhills Operations
Exploration Drilling

Area	Drill Holes
Cougar Pits	4,531
Crow Ridge	48
Ewin Creek	15

Exploration drill holes, for the purpose of this table, include core and reverse circulation holes, plant washes, trench samples and adits.

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14	SAMPLING METHOD AND APPROACH

The quality data for seams at depth are obtained primarily from samples gathered from reverse circulation rotary drillholes. The reverse circulation drilling method has been most widely used in the past decade. Previous exploration included test pits, adits, core holes and seam trench samples.

Collection of samples is done by the drill contractor and delivered directly to the Greenhills laboratory. Samples are stored at the mine site laboratory until analysis is complete. This facility is locked when unoccupied. The sampling interval for rotary drill holes is 0.5 metres. All sample collection and processing is conducted according to ASTM standards and is evaluated regularly by staff geologists.

Sample recovery is a determining factor whether the sample is representative of the seam. If the sample recovery exceeds 65%, the sample will be used for quality interpolation calculations. If the sample is less that 65% a default ash value will be used.

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15	SAMPLE PREPARATION, ANALYSES AND SECURITY

For some holes, samples were collected from drill core and submitted for analysis using methods that are standard for the coal industry. The specific process used is described below:
1.	Core from the drill hole is logged (i.e. measured and described) using standard geological terms to document various attributes including lithology, color, hardness and grain size.

2.	As previously described, each core hole was subject to a down-hole geophysical logging program. The geophysical logs are used to identify rock types, including coal intersected in the hole.

3.
Coal intervals were collected in a split tube core barrel that is opened and logged at the drill site by a geologist. The geologist’s core log consists of the measured thickness and description of the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis.

4.
Recovered core is measured to determine an overall recovery (reported in percent) by comparing the recovered core length with the coring run length recorded by the driller. Recovered core is measured and compared to the coal interval thickness determined from the geophysical log suite.

5.	Recovered coal intervals are sampled using the following criteria:
•	The minimum thickness for a coal sample is 30 cm.

•	All non-carbonaceous partings >10 cm are not sampled.

•	In-seam partings, to a maximum thickness of 10 cm, will be included in a coal sample.
6.
Collected samples are cleaned of any mud contamination and placed in individual plastic bags. The bags are labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. The sample bags are placed together in a collection bag for the core hole before being placed in palletized containers and shipped to an independent lab for analysis.

As discussed previously, the reverse circulation samples were delivered to the Greenhills lab by the drill crew and processed in the following manner:

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1.	The sample intercepts are recorded from the sample tag in each bag. Each increment is weighed and recorded. These incremental weights will be used to calculate sample recovery.

2.	The sample is coned and quartered and an appropriate size sample is extracted. This portion is weighted wet, dried and weighed again to calculate moisture.

3.	The sample is riffled to quarter allotments. One quarter is pulverized and ash and FSI values are determined.

4.	The remainder is held in reserve for further analysis.
Based on these results the geologist will determine the composite sample for the seam and the analysis to be performed. Proximate analysis, rheological testing and mineral ash analyses are conducted at the Greenhills Lab. The lab follows ASTM procedures. Annual lab comparisons are conducted to ensure the analysis is consistent with results from other laboratories. Petrographic analysis is done by an independent lab, typically Pearson & Associates Ltd. All of the data is maintained in Greenhill’s geological database and forms the basis for prediction of seam qualities.
In coal work, additional special security methods for the shipping and storage of samples are not commonly employed, as coal is a relatively low value bulk commodity.

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16	DATA VERIFICATION

In June, 2001, as part of the process of becoming a publicly traded company, Fording Inc. contracted Norwest to review the reserves and resource documentation and procedures. A site visit was conducted which included a review of the interpretations of the exploration data, coal sampling methodology and reserve and resource determinations.

For this 2008 report, to supplement previous work, a total of twenty-four representative exploration drill hole files, on four random cross-section lines, were selected to evaluate the quality of the geological data generated and the extent to which exploration information was interpreted and recorded from downhole sources. A random selection of geophysically-logged blast hole files were also examined.

Norwest conducted the work in accordance with the guidelines published in The Geological Survey of Canada Paper 88-21. As a result of this work, Norwest was in agreement with the quality of data collection, interpretations and reserve and resource reporting that were produced. Subsequent to this work, Greenhills had revised their reserve and resource estimates to account for mine production and adjustments originating from additional exploration work. Norwest has reviewed these modifications as part of this recent work and is in agreement with the processes utilized and the resulting reserve and resource estimates.

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17	ADJACENT PROPERTIES

The Greenhills Operation is one of six coal operations operated by the Elk Valley Coal Corporation. Five of these mine sites are in southeast British Columbia as shown on Figure 4-1. The adjacent sites are not included in this report.

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18	MINERAL PROCESSING AND METALLURGICAL TESTING

The equivalent terminology, which will be used in this report on coal in the mine, is “Coal Quality and Processing”.

18.1	Coal Quality and Processing

Coals in the Greenhills operation are ranked Medium to High Volatile Bituminous and are generally utilized as metallurgical coal in the steel industry. On site coal processing facilities produce a variety of clean coal products that are generally blended with other EVCC coals for export markets.

18.2	Coal Quality of the Mine

Each coal sample is subjected to a number of analyses, with the most common described below:
Proximate Analysis
Determination of moisture, ash, volatile matter and fixed carbon in a sample. The fixed carbon is determined by difference and the four components total 100%.
Sulphur
Determination of the percent of sulphur in a sample. Coal seams within the Mine have low sulphur contents, usually less than 1%.
Based on information provided by EVCC:
o	The average Raw Feed Ash is 24.4%

o	The average Yield is 69.1%

o	The Density used for volume calculations is 1.45 g/cc

o	The coal rank ranges from 0.91 – 1.20 RoMax

o	The volatile matter (VM cc adb) ranges from 32 – 22%
Norwest is of the opinion that the spacing of available coal quality data for the seams is adequate for characterization of the in-place quality parameters.

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19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following is a discussion of the criteria and results obtained for coal reserve and resource estimation for the lands owned and controlled by Elk Valley Coal Corporation (EVCC) and Posco Canada Limited at the Greenhills Operation in south east British Columbia. In accordance with NI 43-101 and the CIM Definition Standards, one or more Qualified Persons, employees of Norwest, supervised the data validation and the reserve verification work. The certifications for the Qualified Persons are provided in Section 24 of this report.

19.1	Approach

In a 2001 Norwest study, a comparative calculation was made on a selected test area which gave closely matching results. The measured difference (0.6%) was considered marginal and no errors were found in the computer modelling procedure used at that time. The Norwest review concluded that the reserves and resource estimation at Greenhills Operations met the required standards with respect to criteria, classifications and methodologies used.

Additionally, since becoming a publicly traded company, an annual internal reserve and resource audit has been conducted at Greenhills, as per Fording Management Policy # 33, Regulations and Guidelines Reserve and Resource Calculations. The most recent internal audit visit of Greenhills was in November, 2007. The purpose of the audit was to:

•	Review the methodology used to delineate reserves and resources including mining parameters and use of short and long-range models and plans;

•	Review of the areas of proven and probable reserves and measured, indicated and inferred resources on each property;

•	Observe the active mining areas.
The parameters for reserve and resource generation used in 2007 were found to be compliant with GSC paper 88-21 and Ontario Securities Commission regulatory guidelines.
In early 2006, the Greenhills Mine decided to convert the “gridded seam” model (GSM) to a 3-D Block Model (3DBM), using another aspect of the Mintec MineSight software. The main reason for the conversion was to reduce the complexity of a GSM model build while maintaining the integrity of data reported from the 3DBM.

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The final testing resulted in a volume variance of about 2% between the GSM and 3DBM methods, which was deemed an acceptable variance over the whole model. The decision was made to carry forward with the 3DBM method for future models.

To facilitate the 2008 verification of resources and reserves, Norwest used a geological model for the area provided by EVCC. This model was produced by EVCC, using 3DBM MineSight® software. Key horizons or “surfaces” were modeled by EVCC to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of each coal seam mined.

19.2	Areas Addressed

Within the Greenhills property only three areas were subject to evaluation in this report. These are the present operational areas referred to as the Cougar Pits, Crow Ridge and Ewin Creek.

19.3	Classification

Reserves and resources are classified according to the confidence level that can be placed in each estimate. In accordance with the criteria of the CIM Guidelines, which apply to coal deposits in Canada, resources are classified in Measured, Indicated and Inferred categories, proceeding from that with the highest confidence level to the lowest. Besides the reserve and resource classification scheme of the CIM Guidelines, National Instrument 43-101 suggests that the criteria of Geological Survey Paper 88-21 be referred to if necessary. The distinction between different classes of resources in that paper are based on the spacing of valid data points which, in this case, are coal drillhole intersections. The concept is that the closer the holes are spaced the higher the confidence that can be placed in the resource estimate.

In the present report, the criteria of GSC 88-21 were generally referred to, but the author ultimately judged the classification categories based on his industrial experience. The drill spacing in the pit areas is variable. Based on the general criteria of GSC 88-21 resources classed as Measured, Indicated and Inferred are all present. The amount in each classification category is tabulated in the following section.

Reserves in the CIM Guidelines are classified as Proven and Probable with Proven reserves being equivalent to Measured resources and Probable reserves being equivalent to Indicated resources. Since both measured and indicated resources are present in the Greenhills pits studied in this report, both Proven and Probable Reserves also exist. The amounts in each classification category are presented in a following section.

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19.4	Coal Resource Estimation

The term “resource” is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The term “resource” refers to the in-place inventory of coal that has ‘reasonable prospects for economic extraction’. Coal resources are always reported as in-place tonnage and not adjusted for mining losses or recovery. However, minimum mineable seam thickness and maximum removable parting thickness are considered.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered by the Qualified Person during the classification of the resources.

The in-place resource, as at December 31, 2007 and presented in accordance with the practices of GSC 88-21, is summarized in Table 19.1. These resources cover an area of approximately 2,645 ha. The in-place resource area is shown on Figure 19-1. The resources include all coal seams intended for mining within the project area with minimum thickness consistent with the recommendations of GSC 88-21 although adjusted as needed to accommodate the local geological condition in the pit areas. The practices of GSC 88-21 specify that resources be reported inclusive of the coal reserves based on the idea that reserves are simply a special class of resources. This is illustrated on Page 8 of that document.

Table 19.1
Greenhills Operations Coal
Resource Summary (ktonnes)
[inclusive Of Reserves As Per Gsc 88-21]

Area	ASTM Group	In-Place Coal Resources
		(KTONNES)
		Measured	Indicated	Inferred
Cougar Pits	Bituminous	98,088	322,839	261,969
Crow Ridge		10,987	1,483	158,020
Ewin Creek		0	0	249,384
Total		433,397		669,373

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NI 43-101, however, also provides for the separate reporting of Reserves and Resources and this procedure is commonly followed for many mineable deposits. Table 19.2 thus shows Resources presented in this manner, exclusive of Reserves.
Table 19.2
Greenhills Operations Coal
Resource Summary (ktonnes)
[Exclusive Of Reserves]

Area	ASTM Group	In-Place Coal Resources
		(KTONNES)
		Measured	Indicated	Inferred
Cougar Pits	Bituminous	0	297,400	261,969
Crow Ridge		5,280	0	158,020
Ewin Creek		0	0	249,384
Total		302,680		669,373

19.5	Coal Reserve Estimation

A coal reserve is the economically mineable part of a Measured or Indicated coal resource demonstrated by at least a Preliminary Feasibility Study, which includes information on mining, processing, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Coal reserves are sub-divided in order of increasing confidence into ‘Probable’ and ‘Proven’ reserves, respectively. A ‘Probable’ coal reserve is the economically mineable part of an ‘Indicated’ resource, and in some cases of a ‘Measured’ resource. A ‘Proven’ coal reserve is the economically mineable part of a ‘Measured’ resource.

Mine design and financial analyses have been completed for the Greenhills Mine. This mine has been in operation for many years and is a major supplier of metallurgical coal. Its economic performance and profitable operation has been long established. Norwest has reviewed the design of the pits. The criteria of the operation are consistent with the constraints of economic performance. These are:

•	Seam loss of 0.2 m;

•	Recovery dilution of 0.1 m; and

•	Minimum mineable thickness of 0.94 m after losses and dilution.

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In addition to the application of mining criteria, coal seam recovery factors were used to estimate saleable reserves on a seam by seam basis.
The surface mineable reserves at the Greenhills Pits, as at December 31, 2007, are estimated to be 88,866 kt. The distribution and classification of the reserves are provided in Table 19.3. The reserve areas are shown on Figure 19-1.
Table 19.3
Greenhills Operations
Clean Coal Reserve Summary (ktonnes)

Area		Surface Mineable Coal Reserves
	ASTM Group	(KTONNES)
		Proven	Probable
Cougar Pits	Bituminous	67,779	16,917
Crow Ridge		3,310	860
Total		88,866

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20	OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data and information applicable to this report.

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21	INTERPRETATION AND CONCLUSIONS

The Elk Valley Coal Corporation Greenhills Operation encompasses coal seams that demonstrate lateral stratigraphic continuity with thickness variations that are caused by both stratigraphic change and structural disturbance. The structural geology is affected by folding and faulting typical of the Rocky Mountains. As a result, the geology type is Complex according to guidelines set forth in Geological Survey of Canada Paper 88-21.

The verification of the local geology and the calculation of reserves were accomplished through review of current practices and procedures, inspection of a sampling of raw data, and verification of volume calculations using alternative software.

The density of drilling in this mine was adequate for the delineation of reserves amenable to surface mining. To December 31, 2007, the clean coal reserves at the Greenhills Operation are estimated to be 88,866 kt.

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22	RECOMMENDATIONS

The Greenhills Mine database comprises data from many different exploration and development programs that were undertaken over a number of years. Norwest’s review of the data and geological model and the subsequent calculation of reserves and resources have demonstrated that Greenhills data integrity, model and reserve and resource estimates are very good.

It is recommended that Greenhills continue to review coal seam data and update the geological database and model as required.

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23	REFERENCES

Canadian Institute of Mining, Metallurgy, and Petroleum (CIM). 2005. CIM Definition of Standards - For Mineral Resources and Mineral Reserves, 10 p.

Canadian Securities Administrators. 2005. National Instrument 43-101 - Standards of Disclosure for Mineral Projects, Form 43-101 and Companion Policy 43-101CP. Ontario Securities Commission Bulletin, Volume 28, Issue 51, p 10355-10367 (Rules and Policies) p 10368-10374 (Form 43-101F1 Technical Report, Table of Contents) and p 10375-10383 (Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects).

Hughes, J.D., Klatzel-Maudry, L. and Nikols, D.J. 1989. A Standardized Coal Resource/Reserve Reporting System for Canada. Geological Survey of Canada Paper 88-21, 17 p.

Elk Valley Coal Corporation Greenhills Operations: 2007 Long Range Plan Report, November 21, 2007, Prepared by: Regier Marlon; Gold, Robin; Runzer, Dean.

Elk Valley Coal Corporation Greenhills Operations: Reserves and Resources Report, July 7, 2007, Prepared by: Huryn, John A., Regier, Marlon.

Elk Valley Coal Corporation Greenhills Operations: Reserves and Resources Report, December 31, 2007

Elk Valley Coal Corporation Greenhills Operations: Technical Report Review of the Greenhills Operations, March 19, 2004, Prepared by: McKenny, Colin; Mills, Don; Leslie, Dave; Griffiths, Ross; Zral, Martin.

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24	DATE AND SIGNATURE PAGE

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CERTIFICATE OF QUALIFICATIONS
I, Geoffrey R. Jordan, P.Geol., do hereby certify that:
1.	I am currently employed as Senior Vice President by Norwest Corporation, Suite 2700, 411 – 1st Street SE., Calgary, Alberta, Canada T2G 4Y5.

2.	I graduated with a Bachelor of Science degree from the University of New South Wales in 1971.

3.	I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #22095).

4.	I have worked as a geologist for a total of thirty-three years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Sections 1 through 24 and Section 26, of the report titled “Technical Report Greenhills Operations” dated March 13, 2008 (the Technical Report”).

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
Dated this 13th Day of March, 2008.

“Original Signed and Sealed By Author”

Geoff Jordan, P. Geol.
Senior Vice President

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CONSENT of AUTHOR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Northwest Territories Securities Commission
Government of Yukon Securities Registrar
Registrar of Securities, Legal Registries Division, Department of Justice, Nunavut
I, Geoff Jordan, do hereby consent to the public filing of the Technical Report titled “Technical Report Greenhills Operations” dated March 13, 2008 (the Technical Report) and to extracts from or a summary of the Technical Report by Elk Valley Coal Corporation and Fording Canadian Coal Trust and Teck Cominco Limited.
Dated this 13th Day of March, 2008.

“Original Signed and Sealed By Author”

Signature of Qualified Person

Geoff Jordan, P. Geol.

Print name of Qualified Person

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CERTIFICATE OF QUALIFICATIONS
I, Craig Acott, P. Eng., do hereby certify that:
1.	I am currently employed as Vice President – Mining by Norwest Corporation, Suite 2700, 411 – 1st Street SE., Calgary, Alberta, Canada T2G 4Y5.

2.	I graduated with a Masters of Science degree from the University of Alberta in 1981.

3.	I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #33264).

4.	I have worked as an engineer for 25 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Section 25 of the report titled “Technical Report Greenhills Operations” dated March 12, 2008 (the “Technical Report”).

7.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
Dated this 13th Day of March, 2008.

“Original Signed and Sealed By Author”

Craig Acott, P. Eng.
Vice President - Mining

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CONSENT of AUTHOR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Northwest Territories Securities Commission
Government of Yukon Securities Registrar
Registrar of Securities, Legal Registries Division, Department of Justice, Nunavut
I, Craig Acott, do hereby consent to the public filing of the Technical Report titled “Technical Report Greenhills Operations” dated March 12, 2008 (the Technical Report) and to extracts from or a summary of the Technical Report by Elk Valley Coal Corporation and Fording Canadian Coal Trust and Teck Cominco Limited.
Dated this 13th Day of March, 2008.

“Original Signed and Sealed By Author”

Signature of Qualified Person

Craig P. Acott, P. Eng.

Print name of Qualified Person

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CERTIFICATE OF QUALIFICATIONS
I, Ted Hannah, P. Geol., do hereby certify that:
10.	I am currently employed as Manager, Coal Geology by Norwest Corporation, Suite 2700, 411 – 1st Street SE., Calgary, Alberta, Canada T2G 4Y5.

11.	I graduated with a Bachelor of Science degree from the University of New Brunswick in 1973.

12.	I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #22009).

13.	I have worked as an geologist for 35 years since my graduation from university.

14.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

15.	I personally conducted a site visit to the Greenhills Operations on January 23, 2008.

16.
I have read the report titled “Technical Report Greenhills Operations” dated March 12, 2008, and I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

17.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

18.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
Dated this 13th Day of March 2008.

“Original Signed and Sealed By Author”

Ted Hannah, P. Geol.
Manager, Coal Geology

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CONSENT of AUTHOR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Northwest Territories Securities Commission
Government of Yukon Securities Registrar
Registrar of Securities, Legal Registries Division, Department of Justice, Nunavut
I, Ted Hannah, do hereby consent to the public filing of the Technical Report titled “Technical Report Greenhills Operations” dated March 13, 2008 (the Technical Report) and to extracts from or a summary of the Technical Report by Elk Valley Coal Corporation and Fording Canadian Coal Trust and Teck Cominco Limited.
Dated this 13th Day of March, 2008.

“Original Signed and Sealed By Author”

Signature of Qualified Person

Ted Hannah, P.Geol.

Print name of Qualified Person

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25	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1	Mine Operations

Greenhills was originally opened in 1981 as a joint venture between Posco, a Korean steel company, and Westar. In 1992, Fording Coal purchased the Westar portion of the joint venture and brought production up from 3.0 million tonnes per year to the current 5.1 million tonne capacity. The Greenhills property, along with other Fording properties, merged into Elk Valley Coal Corporation in 2003. Elk Valley Coal Corporation (EVCC) is 60% owned by Fording Canadian Coal Trust and 40% by Teck Cominco, the managing partner. In 2006, Greenhills produced approximately 4.2 million tonnes of coal, the vast majority comprised of high quality hard coking coal, which is used around the world for steel production.

Mining Method
The Greenhills Mine is a truck and shovel operation based in the eastern slopes of the Rocky Mountains approximately 300 km southwest of Calgary, Alberta. Four electric cable-shovels are utilized to load overburden and interburden waste into 218 tonne capacity end dump trucks, exposing the steeply dipping coal seams in a series of benches. Before loading, the waste is subject to drilling and blasting, which fragments the rock so that it can be dug by the shovels. The large haul trucks transport the waste to both in-pit and ex-pit dump sites. The coal is loaded by front-end loaders, which receive assistance from bulldozers that push the coal into piles on the bench. The coal is delivered to a hopper by large haul trucks, where it is transported to the processing plant. The completed pits and waste dumps are reclaimed in a manner that fulfills requirements set out by law in the Province of British Columbia.

As a result of delivery requirements and varying coal seam qualities it is necessary to have multiple coal seams exposed at any time. The ability to blend various coal seams to meet customer specifications is critical.

The strip ratio at Greenhills between 2008 and 2028 is expected to average 8.1 bank cubic metres (bcm) of waste for every tonne of clean coal. In 2007 the average strip ratio was 8.95:1. Towards the end of the mine life (2023 to 2028) the average strip ratio is expected to fall to 4.6:1.

Coal at Greenhills comes from a number of different seams as discussed in Section 11. The minimum mineable thickness of the coal is 1.04m (0.94m with losses and dilution). Any coal less than the minimum thickness is treated as waste. Future coal release at Greenhills will be

Elk Valley Coal Corporation, et.al. 08-3217
Technical Report Greenhills Operations
25-1

dominated by one seam (010 Seam). From 2008 onward 010 seam is expected to make up 46% of the total coal released from Greenhills.

Equipment Summary
The Greenhills Mine uses four shovels, a P&H 4100XPB, a Marion 301, a P&H 2800XPB and a P&H 2800. There are five loaders, consisting of a LeTourneau L1850, two Caterpillar 994s, a Caterpillar 992 and a LeTourneau 950. There are two production drills, both BE 49Rs, and 29 Haulpak 830E end dump trucks. To assist production there are eight bulldozers, which includes three Caterpillar D11s and five Caterpillar D10s. Finally, there are also a number of pieces of support equipment utilized including graders, backhoes, and scrapers.

Manpower Summary As of December 31, 2007 there are 94 permanent full-time salaried and 369 permanent hourly employees on site.

Production Forecast
The production forecast going forward is expected to remain steady at 4.2 million tonnes of clean coal (4.125 million for sale, 75,000 tonnes for dryer burn) through 2028. The mining areas associated with this forecast are entirely confined to the Cougar and Cougar Extension resource and reserve areas as shown on Figure 25-1.

25.2	Extraction

Reconciliation between as-mined and projected volumes of waste and coal are done monthly. The reconciliations have confirmed that the pit recovery factors being used are appropriate for the Greenhills Mine.

010 Seam is a fine coal that will become a major component of the product blend in the future. EVCC is reviewing options with mining practices, blending and plant process modifications to optimize site production rates.

25.3	Markets

Greenhills coking coal is delivered to customers on five continents. The majority of the coal is transported to Vancouver by rail then transferred to ocean vessels which take the coal to its final destination. Coal bound for customers in North America is either transported by rail directly to the customer or to Thunder Bay Terminals in Ontario. In 2006, approximately 98% of the coal produced from the Greenhills Mine was sold in the metallurgical coal market; the remaining 2% was positioned in the thermal market. EVCC blends the coal from Greenhills with coal from its

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Technical Report Greenhills Operations
25-2

other producing mines in the Elk Valley region in south-eastern BC, prior to delivering the coal to its customers. As a result, the following discussion on coal markets and subsequent discussion on contracts, describes the coal markets and contractual situation for the combined EVCC mines, as documented in the March 2007, Fording Canadian Coal Trust, Annual Information Form.

As discussed previously, EVCC’s principal product is hard coking coal, which is utilized for making steel and is commonly referred to as metallurgical coal. The hard coking coal forms a high-strength coke, which is a solid mass of nearly pure carbon that is highly desirable in the steel making process. The prime market for EVCC’s hard coking coal is the seaborne hard coking coal market. This market is defined by the global nature of international steel-making, the concentration of the quality metallurgical coal deposits in Australia, Canada and the US, and the relative low cost of seaborne transportation. Canadian coal in general, and Greenhills coal specifically, is competitive in the seaborne market due to its high quality, its suitability for blending with coking coals from other countries and the desire of steel producers to diversify their supplier base in order to create competition and security of supply.

25.4	Contracts

The terms of the coal supply and coal transportation contracts held by Greenhills and Elk Valley Coal Corporation are confidential in nature. Norwest has reviewed the terms of these agreements with EVCC and can confirm that the costs and pricing utilized in the long range mine plans for the Greenhills Mine is in accordance with these contracts. The following paragraphs provide a summary of the general conditions of the coal supply and transportation contracts for EVCC; for more details, the reader is referred to the March 2007, Fording Canadian Coal Trust, Annual Information Form.

Coal Transportation
The majority of the Greenhills coal is transported to west-coast ports in British Columbia by Canadian Pacific Railway Limited (CPR). EVCC has a five year agreement with CPR that expires in March of 2009. For the remaining life of the contract the rail rates are comprised of three components; a base rate, a premium should prices exceed certain thresholds, and a premium or discount based on the price of oil. Any coal shipped to eastern North America is via rail or by rail and ship via Thunder Bay Terminals. CPR also handles this transportation and the rates are negotiated annually.

Greenhills seaborne coal is loaded onto vessels on the west coast through Westshore Terminals. The contract with Westshore expires in March 2012 for the Greenhills operation, which has the loading rates partially linked to the selling price. There are also potential for demurrage charges by vessel owners for waiting times if there are loading problems or scheduling issues at the port.

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Technical Report Greenhills Operations
25-3

Coal Supply Agreements
EVCC currently sells the majority of its coal pursuant to evergreen contracts or long-term supply agreements. The evergreen contracts allow for the pricing and volume of coal to be set annually. The long-term contracts specify the volumes to be provided but allow prices to be set annually. EVCC has sought out these types of coal sales contracts to reduce some of the risk associated with sales and production.

25.5	Environmental Considerations

Water Management
Water management practices have been developed to divert clean surface runoff around the mine area; these systems are referred to as primary drainage systems. Secondary drainage systems collect and treat mine effluent water from the mine pits and mine spoils before releasing the treated water. Together, the drainage systems ensure safe, stable, and efficient operations and control the adverse affect of high sediment-laden drainage from the mine so that the quality of the natural surface water is maintained.

Fugitive Dust Management
Fugitive dust is generated from mine traffic on the coal and waste haul roads. To control the dust from the traffic areas, a water truck is used to spray the traffic surface area as required. Other dust control practices at the mine include controlled blasting practises, as well as the establishment and maintenance of vegetation on reclaimed slopes.

Reclamation
Final reclamation planning is conducted by Greenhills and submitted to the appropriate government agencies for approval. End land use at Greenhills Mine entails the development of wildlife reclamation area, of forestry reclamation area, and replacement of local flora and fauna. Reclamation is completed each year where no future mining activity is required.

Reporting, Monitoring, and Research
Research and development is ongoing based on environmental data gathered prior to and during mine production, which has allowed Greenhills to refine reclamation techniques and to create reclamation areas that prosper even at high elevation.

25.6	Taxes

Taxation and mine economics are included in the long range mine planning process as discussed below.

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Technical Report Greenhills Operations
25-4

25.7	Capital and Operating Cost Estimates

The Greenhills Mine is an on-going operation with significant operating history. Annual budget plans, as well as long-range plans are developed on a regular basis. The plans forecast mine waste volumes and coal tonnage as well as project operating and capital mine expenditures on an annual basis. The plans are based on historical and projected equipment operating productivities and costs and are reviewed to ensure that the projected equipment and labour operating hours and associated costs are valid. Included in the planning process is an estimate of the future expected price of Greenhills coal, which is jointly provided by the marketing and finance departments of EVCC. Also, as part of the long range planning process, sensitivity analyses are done to evaluate changes in operating and capital expenditures as well as variations in coal pricing and exchange rates.

All aspects of the mining process are included in the operating plans, including waste mining, coaling operations, and reclamation activities. Indirect costs such as taxes, royalties, administration and overhead are also detailed on an annual basis. Capital expenditures for development of new mining areas and equipment acquisitions and replacements are developed and a schedule of the spending is prepared. Norwest has reviewed the long range mine plans, cost budgets and revenue forecasts developed by the mine and is of the opinion that the planning process meets or exceeds standard industry practises. Norwest is also of the opinion that the planning, costing and pricing criteria and assumptions used in the planning process appear reasonable given the physical, economic and market conditions that the mine is operating within.

25.8	Economic Analysis

Based on its review of the mine planning and budgeting process, plus the revenue forecasting outlook, Norwest can confirm that the on-going planning process described above demonstrates the mine will be economically viable under the present economic conditions for the near term and beyond, assuming present market conditions continue. The Greenhills Mine has a long and successful history of coking coal production and is well positioned for the long term in the competitive market place in which it currently operates.

25.9	Payback

The Greenhills Mine has been in operations since 1981 and was purchased by Fording Coal in 1992. The mining operations are ongoing and as such, a discussion regarding the payback period is not applicable at this time.

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Technical Report Greenhills Operations
25-5

25.10	Mine Life

The current mine life is projected to be 2028. Production from Greenhills is to remain steady at 4.2 million tones per year through to 2028. Greenhills is scheduled to produce 84 million tones of coal during that time period.

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Technical Report Greenhills Operations
25-6

26	ILLUSTRATIONS

Figure 4-1	Location Map
Figure 6-1	Coal Ownership Map
Figure 9-1	Stratigraphic Table
Figure 9-2	Coal Seam Stratigraphy
Figure 9-3	Typical Cross Section
Figure 19-1	Coal Reserve and Resource Areas
Figure 25-1	Mining Areas Long Range Plan

Elk Valley Coal Corporation, et.al. 08-3217
Technical Report Greenhills Operations
26-1

British Columbia
Alberta
Sask
Prince Rupert
CNR
Prince George
Edmonton
Calgary
CPR
Vancouver
Westshore
PACIFIC OCEAN
U.S.A.
Fording River
Greenhills
Elkford
Line Creek
Elkview
Sparwood
CPR
Coal Mountain
N

ELK VALLEY COAL

GREENHILLS OPERATION

LOCATION MAP

FIGURE 4-1

"Original signed and sealed by Author"

DRAWN BY: M.B. CHK'D BY: T.H. DATE: 08 02 25	FILE: Location Map.dwg 08-3217_Elk Valley Coal Mines Drafting	NORWEST APEGGA Permit P05015

British Columbia Alberta Sask
Prince A Fording CNR Edmonton Greenhills Line Creek PACIFIC J LV Elkview
Calgary sparwood
JW Coal Mountain
Westshore
VALLEY
COAL
GREENHILLS OPERATION LOCATION MAP
FIGURE 4-1
Original Signed and DRAWN BY: MB. I FILE: Location Map.dwg CHKDBY; T.H. 08-3217 Elk Valley Coal Mines APEGGA Permit
sealed by Author” DATE: 08 02 25 apegga Permit

Crown
Grant
Lease 2
Lease 16
N
C.P. Rail
District Lot 4588
Lot 1
Plan 11279
Elk River
Fording River
C.L. 327 806
C.L. 327805
C.L. 327807
C.L. 327808
Elkford
C.L. 327809
C.P. Rail
55000.
50000.
45000.
40000.
60000.

ELK VALLEY COAL

GREENHILLS OPERATION

COAL OWNERSHIP MAP

FIGURE 6-1

"Original signed and sealed by Author"

DRAWN BY: A.W.
CHKD BY: T.H.
DATE: 06 02 25

FILE: Fig6-1_Coal Ownership Map.dwg
08-3217_Elk Valley Coal Mines
Drafting

NORWEST
APEGGA Permit P05015

Crow Lease 2. Grat Lease 16
55000.
45000 45000 0 500 1000 1500 2000 250030003500 Map Seals C
VALLEY
COAL
GREENHILLS OPERATION
COAL OWNERSHIP MAP
FIGURE 6-1
“Original signed and drawn by: aw FILE Fig 6-1 Coal Ownership Map.dwg NORWEST sealed by Author” CHK BY: T.H

PERIOD LITHO-STRATIGRAPHIC UNITS PRINCIPAL ROCK TYPES Recent coLLuvium Quaternary Clay, silt, sand, gravel, cobbles Lwr Cretaceous Blairmore Group Massive bedded sandstones and conglomerates ciu- Forrmotion Sandstone, siltstone, shale, mudstone, chert pebble ELlK Formation conglomerate, minor coal w CO
CD . Mist Mountain Formation Sandstone, siltstone, shale, mudstone, thick coal seams
CD Ml
Moose Mountain Member Medium to coarse grained quartz-chert sandstone
WearY Ridge Member Fine to coarse grained, slightly ferruginous quartz-chert sandstone Jurassic Fernie Formation Shale, siltstone, fine-grained sandstone Triassic Spray River Formation sandy shale, shale quartzite
Rocky Mountain Formation Quartzites
Mississippian Rundle Group Limestone
VALLEY COAL GREENHILLS OPERATION STRATIGRAPHIC TABLE FIGURE 9-1 “Original Signed andDRAWN BY: MB FILE: Stratigraphy Table.dwgI CHK’DBYTH 08-3217 Elk Valley Coal Mines APEGGA Permit
sealed by Author” DATE:080225 Dratting APE

MIST MOUNTAIN FORMATION

300 - 360 SEAMS
600
290 SEAM
2.5-4m
280 SEAM
3-4m
500
250 SEAM
3-5m
220 SEAM
2-4m
200 SEAM
400
5-8m
160 SEAM
140 SEAM
130 SEAM
2-3m
110 SEAM
300
5-11m
100 SEAM
090 SEAM
7-11m
200
070 SEAM
100
050 SEAM
030 SEAM
10-16m
010 SEAM
0
'M' SEAM
Moose Mtn. Member
METERS
QUALITY TRENDS
MEAN MAX REFLECTANCE Ro
VM CLEAN Adb%
TOTAL INERTS %
ASTM COKE TUMBLER STABILITY FACTOR
0.91
32%
16.9%
38.7
1.02
28%
21.5%
53.8
1.16
24%
39.2%
54.0
1.20
22%
30.1%
57.6
Legend:
SANDSTONE
SILTSTONE
MUDSTONE
COAL

"Original signed and sealed by Author"

ELK VALLEY COAL

GREENHILLS OPERATION

COAL SEAM STRATIGRAPHY

FIGURE 9-2

DRAWN BY: M.B.
CHKD BY: T.H.

NORWEST

MIST MOUNTAIN FORMATION QUALITY TRENDS — 300-360 SEAMS 600 ™ ASTM MEAN MAX VMCLEAN TOTAL INERTS COKE TUMBLER REFLECTANCE RO Adb% % STABILITY FACTOR 290 SEAM 2.5-4m 280 SEAM 0.91 32% 16.9% 38.7 3-4m ™ 250 SEAM 3-5m ... 220 SEAM 2-4m ... ilMBH 200 SEAM
5-8m HO SEAM
- 140 SEAM 130 SEAM
1.02 28% 21.5% 53.8 2-3m 110 SEAM 300 5.11m 100 SEAM MHi 090 SEAM 7.11m H 070 SEAM 1.16 24%39.2%S4.0 BilM 050 SEAM 100 HHmHH 030 SEAM 10-16 010 SEAM 1.20 22%30.1%57.6 ‘M’ SEAM I Moose Mtn. Member METERS Legend: I ELK VALLEX 1 SANDSTONE COAL ™™,. GREENHILLS OPERATION 1 SILTSTONE modstone COAL SEAM B STRATIGRAPHY LUML COAL FIGURE 9-2 “Oliginal Signed and DRAWN BY: MB. |FILE:StratigraphicColumn,d»g I
sealed by Author”

COUGAR SOUTH PIT

2290
2260
2230
2200
2170
2140
2110
2080
2050
2020
1990
1960
1930
1900
1870
1840
1810
1780
1750
1720
1690
1660
1630
1600
1570
1540
1510
FAULT
CURRENT SURFACE
PIT BOTTOM
SEAM

"Original signed and sealed by Author"

ELK VALLEY COAL

GREENHILLS OPERATION

TYPICAL CROSS SECTION

FIGURE 9-3

DRAWN BY: M.B.	FILE: Typical Cross-section.dwg	NORWEST
CHK'D BY: T.H.	08-3217_Elk Valley Coal Mines	APEGGA Permit P05015
DATE: 08 02 25	Drafting

COUGAR SOUTH PIT
22911 2290 2360 2260 2230 T2230 — LiL’UU 4mmi 2170 2l?0
2140 2HU — 2110 2110
2080
2050
2020
1720 ................... 1720
1630 1690
16601660 — 1630 1630
1600 1600
1570 1570
1510 1540
1510 1510
VALLEY COAL
GREENHILLS OPERATION TYPICAL CROSS SECTION FIGURE 9-3 “Original Signed and DRAWN BY: MB. I FILE: Typical Crass-section.dwg I sealed bother” apeo

Cougar Extension Resource
Cougar Extension Reserve
Cougar Resource
Cougar Reserve
Crow Ridge Resource
Crow Ridge Reserve
Ewin Creek Resource
N
60000 N
59000 N
58000 N
57000 N
56000 N
55000 N
54000 N
53000 N
52000 N
51000 N
50000 N
49000 N
48000 N
47000 N
46000 N
45000 N
54000 E
55000 E
56000 E
57000 E
58000 E
59000 E
60000 E

ELK VALLEY COAL

GREENHILLS OPERATION

COAL RESOURCE & RESERVE AREAS

FIGURE 19-1

"Original signed and sealed by Author"

DRAWN BY: M.B. CHKD BY: T.H. DATE: 06 07 25	FILE: Coal Resource & Reserve Areas 06-3217_Elk Valley Coal Mines Drafting	NORWEST APEGGA Permit P05015

Cougar Extension Resource Crow
Resource
Extension Reserve
Cougar Resource
Cougar Reserve
Crow Ridge
Resource
Ewin Creek
Resource
VALLEY COAL
GREENHILLS OPERATION
COAL RESOURCE & RESERVE AREAS
FIGURE 19-1
“Original Signed and DRAWN BY: m.b. I FILE: Coal Resource & Reserve Areas NORWEST
sealed by Author”

Cougar Extension Resource
Cougar Extension Reserve
Cougar Resource
Cougar Reserve
Crow Ridge Resource
Crow Ridge Reserve
Ewin Creek Resource
Burnt Ridge Transferred to LCO
N
1 : 90000

ELK VALLEY COAL

GREENHILLS OPERATION

MINING AREA
LONG RANGE PLAN

FIGURE 25-1

"Original signed and sealed by Author"

DRAWN BY: M.B.
CHK'D BY: T.H.
DATE: 08 02 25

FILE: Mining Area LRP.dwg
08-3217_Elk Valley Coal Mines
Drafting

NORWEST
APEGGA Permit P05015

Extension
Resource
PvW: .
550000M 5500] N- 51000 Resource -501100
- Reserve
Burnt Ridge Transferred
VALLEY
COAL
GREENHILLS OPERATION
MINING AREA LONG RANGE PLAN
FIGURE 25-1
“Original signed and drawn by; m.b. FILE Mining area LRP, dwg sealed by Author